                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires:  October 31, 1994
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No.      2     )*
                                        -----------

                                 UNOCAL Corp.
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   915289102
                            ----------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

                               Page 1 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      #94-1681731

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          805,088
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          16,558,352
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      16,692,818

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seafirst Corporation
      #91-0906215

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Washington

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          317,642
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          226,428
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      328,942

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seattle-First National Bank (#91-0402650), in its own capacity and as trustee or co-trustee of certain trusts

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          317,642
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          226,428
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      328,942

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      .1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA (#94-1687665), in its own capacity and in its capacity as co-trustee or trustee of certain trusts.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          446,504
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          16,312,594
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      16,342,934

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Oregon
      #93-0726262

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Oregon

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          10,952
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          10,952
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      10,952

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 6 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Alaska
      #92-0038050

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,200
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,200

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 7 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Nevada
      #88-0064156

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Nevada

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,012
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,400
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,012

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 8 of 30 Pages

- -----------------------
  CUSIP NO. 915289102                   13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Arizona
      #86-0658783

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Arizona

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          5,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          5,778
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,778

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 9 of 30 Pages

                                  SCHEDULE 13G

Item 1.  Security and Issuer
         -------------------

      (a) Name of Issuer:  Unocal Corp.

      (b) Address of Issuer's Principal Executive Offices:
          1201 West 5th Street, Los Angeles, California 90017

Item 2.  Identity and Background
         -----------------------

Item 2(a)  Names of Persons Filing:        BankAmerica Corporation
                                           Seafirst Corporation
                                           Seattle-First National
                                           Bank
                                           Bank of America NT&SA
                                           Bank of America Oregon
                                           Bank of America Alaska
                                           Bank of America Nevada
                                           Bank of America Arizona

      (b)  Addresses of Principal          BankAmerica Corporation
           Business Offices:               Bank of America NT&SA
                                           555 California Street
                                           San Francisco, CA 94104

                                           Seafirst Corporation
                                           Seattle-First National
                                           Bank
                                           701 Fifth Avenue
                                           Seattle, Washington 98104

                                           Bank of America Oregon
                                           121 S. W. Morrison St.
                                           Portland, OR  97204

                                           Bank of America Alaska
                                           550 W. 7th Avenue,
                                           Ste. 1700
                                           Anchorage, Alaska  99501

                                           Bank of America Nevada
                                           300 S. Fourth Street
                                           Las Vegas, NV  89101

                                           Bank of America Arizona
                                           101 North First Avenue
                                           Phoenix, AZ  85003

      (c)  Citizenship:                    BankAmerica Corporation
                                           is organized under the
                                           laws of Delaware.
                                           Seafirst Corporation is

                              Page 10 of 30 Pages
                                         organized under the laws of Washington.
                                         Seattle-First National Bank, Bank of
                                         America NT&SA, and Bank of America
                                         Alaska are all organized under the laws
                                         of the United States of America. Bank
                                         of America Arizona, Bank of America
                                         Nevada, and Bank of America Oregon are
                                         banks chartered under Arizona, Nevada,
                                         and Oregon state law, respectively.

      (d) Title of Class of Securities:  Common

      (e) CUSIP Number:                  915289102

Item 3.  Nature of Reporting Person
         --------------------------

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [ ]  Broker or Dealer registered under Section 15 of the Act

      (b) [X]  Bank as defined in section 3(a)(6) of the Act

      (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

      (g) [X]  Parent Holding Company, in accordance with
                    (S)240.13d-1(b)(ii)(G)

      (h) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
         ---------

     (a) Amount Beneficially Owned:
              BankAmerica Corporation                    16,692,818

                              Page 11 of 30 Pages

                      Seafirst Corporation                    328,942
                      Seattle-First National Bank, in its
                        own capacity and as a trustee or
                        co-trustee of certain trusts          328,942
                      Bank of America NT&SA, in its
                        own capacity and as a trustee or
                        co-trustee of certain trusts       16,342,934
                      Bank of America Oregon                   10,952
                      Bank of America Alaska                    1,200
                      Bank of America Nevada                    3,012
                      Bank of America Arizona                   5,778

             (b) Percent of Class:
                      BankAmerica Corporation                    6.9%
                      Seafirst Corporation                        .1%
                      Seattle-First National Bank, in its
                        own capacity and as a trustee or
                        co-trustee of certain trusts              .1%
                      Bank of America NT&SA, in its
                        own capacity and as a trustee or
                        co-trustee of certain trusts             6.8%
                      Bank of America Oregon                       0%
                      Bank of America Alaska                       0%
                      Bank of America Nevada                       0%
                      Bank of America Arizona                      0%

             (c) Number of shares as to which such
                 person has:

                      (i)  sole power to vote or direct the vote:

                           BankAmerica Corporation                 0
                           Seafirst Corporation                    0
                           Seattle-First National Bank, in its
                             own capacity and as a trustee or
                             co-trustee of certain trusts          0
                           Bank of America NT&SA, in its
                             own capacity and as a trustee or
                             co-trustee of certain trusts          0
                           Bank of America Oregon                  0
                           Bank of America Alaska                  0
                           Bank of America Nevada                  0
                           Bank of America Arizona                 0

                      (ii) shared power to vote or direct the vote:

                           BankAmerica Corporation           805,088
                           Seafirst Corporation              317,642
                           Seattle-First National Bank, in its
                             own capacity and as a trustee or
                             co-trustee of certain trusts    317,642
                           Bank of America NT&SA, in its
                             own capacity and as a trustee or
                             co-trustee of certain trusts    446,504
                           Bank of America Oregon             10,952
                           Bank of America Alaska              1,200

                              Page 12 of 30 Pages

                        Bank of America Nevada                      3,012
                        Bank of America Arizona                     5,778

                 (iii)  sole power to dispose or direct
                        the disposition of:

                        BankAmerica Corporation                         0
                        Seafirst Corporation                            0
                        Seattle-First National Bank, in its
                          own capacity and as a trustee or
                          co-trustee of certain trusts                  0
                        Bank of America NT&SA, in its
                          own capacity and as a trustee or
                          co-trustee of certain trusts                  0
                        Bank of America Oregon                          0
                        Bank of America Alaska                          0
                        Bank of America Nevada                          0
                        Bank of America Arizona                         0

                  (iv) shared power to dispose or to
                       direct the disposition of:

                       BankAmerica Corporation                 16,558,352
                       Seafirst Corporation                       226,428
                       Seattle-First National Bank, in its
                         own capacity and as a trustee or
                         co-trustee of certain trusts             226,428
                       Bank of America NT&SA, in its
                         own capacity and as a trustee or
                         co-trustee of certain trusts          16,312,594
                       Bank of America Oregon                      10,952
                       Bank of America Alaska                       1,200
                       Bank of America Nevada                       1,400
                       Bank of America Arizona                      5,778

Item 5. Ownership of Five Percent or Less of a Class
        --------------------------------------------

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

See Item 4 above. Also, over 6% of the outstanding shares are owned by UNOCAL Corp. employee benefit plans that Bank of America NT&SA serves as trustee for. The remainder is held by various other BankAmerica Corporation affiliates in their own capacity or as trustees or co-trustees.

                              Page 13 of 30 Pages

Item 7.   Identification and Classification of the Subsidiary
          ----------------------------------------------------
          Which Acquired the Security Being Reported on By the
          ----------------------------------------------------
          Parent Holding Company
          ----------------------

Identity:       Seattle-First National Bank
                701 Fifth Avenue
                Seattle, Washington  98104

Classification: Bank, as defined in Section 3(a)(6) of the Act.

Identity:       Seafirst Corporation
                701 Fifth Avenue
                Seattle, Washington  98104

Classification: Parent Holding Company.  Seafirst Corporation, a bank holding company registered under the Bank Holding Company Act, is the parent of Seattle-First National Bank and is also a wholly-owned subsidiary of BankAmerica Corporation, which is also a registered bank holding company.

Identities:     Bank of America National Trust
                and Savings Association
                555 California Street
                San Francisco, CA  94104

                Bank of America Oregon
                121 S. W. Morrison St.
                Portland, OR  97204

                Bank of America Alaska
                550 W. 7th Avenue, Ste. 1700
                Anchorage, Alaska  99501

                Bank of America Nevada
                300 S. Fourth Street
                Las Vegas, NV  89101

                Bank of America Arizona
                3225 N. Central Avenue
                Phoenix, AZ  85012

Classification: Bank of America NT&SA and Bank of America Alaska are
                banks, as defined in Section 3(a)(6) of the Act. Bank of America Arizona, Bank of America Nevada, and Bank of America Oregon are banks chartered under Arizona, Nevada, and Oregon state law, respectively. All the above are also wholly-owned subsidiaries of BankAmerica Corporation, which is also a registered bank holding company.

                              Page 14 of 30 Pages

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

See Item 7.

Item 9.   Notice of Dissolution of Group
          ------------------------------

Not applicable.

Item 10.   Certification
           -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 15 of 30 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BankAmerica Corporation

Dated:  February 11, 1994         By  /S/ CHERYL A. SOROKIN
                                     __________________________
                                     Cheryl A. Sorokin
                                     Executive Vice President and
                                     Secretary

                                  Bank of America NT&SA, in its own capacity and in its capacity as a trustee or co-trustee of certain trusts

Dated:  February 11, 1994         By  /S/ JUDITH A. BOYLE
                                     __________________________
                                     Judith A. Boyle
                                     Counsel

                              Page 16 of 30 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Seafirst Corporation

Dated:  February 11, 1994         By  /S/ STANLEY A. CARLSON
                                     __________________________
                                     Stanley A. Carlson
                                     Senior Vice President,
                                     General Counsel and
                                     Corporate Secretary

                                  Seattle-First National Bank

Dated:  February 11, 1994         By  /S/ STANLEY A. CARLSON
                                     __________________________
                                     Stanley A. Carlson
                                     Senior Vice President,
                                     General Counsel and
                                     Corporate Secretary

                              Page 17 of 30 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Bank of America Oregon

Dated:  February 11, 1994         By  /S/  JUDITH A. BOYLE
                                     ____________________________
                                     Judith A. Boyle
                                     Counsel

                                  Bank of America Alaska

Dated:  February 11, 1994         By  /S/ JUDITH A. BOYLE
                                     ____________________________
                                     Judith A. Boyle
                                     Counsel

                                  Bank of America Nevada

Dated:  February 11, 1994         By  /S/ JUDITH A. BOYLE
                                     ____________________________
                                     Judith A. Boyle
                                     Counsel

                                  Bank of America Arizona

Dated:  February 11, 1994         By  /S/ JUDITH A. BOYLE
                                     ____________________________
                                     Judith A. Boyle
                                     Counsel

                              Page 18 of 30 Pages

Board of Directors                                    January 19, 1994
Bank of America Oregon

                          GENERAL OPERATING RESOLUTION
                          ----------------------------

1. Accounts, Service Agreements, Interests in Real or Personal Property and
   ------------------------------------------------------------------------
   General Power to Contract.
   -------------------------

   Except as otherwise specified below,

          any TWO of the officers of Bank of America Oregon ("the Bank") listed below under the designation Group I, or
                                      -------
          any ONE of the officers listed below under the designation Group I in
                                                                     -------
          conjunction with any ONE officer listed below under the designation

          Group II,
          --------

   are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

          (a)  Establishment of accounts
               -------------------------

          to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

          (b)  Service agreements
               ------------------

          to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, where personnel, facilities or services will be made available by or to the Bank;

          (c)  Interests in real or personal property
               --------------------------------------

          to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, in a fiduciary or representative capacity, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of $2,000,000 or more or the receipt by the Bank of consideration with a value of $2,000,000 or more, prior approval of the Board of Directors shall be required.

                              Page 19 of 30 Pages

   (d) General power to contract
       -------------------------
       enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of $2,000,000 or more or the receipt by the Bank of consideration with a value of $2,000,000 or more, prior approval of the Board of Directors shall be required.

2. Regulatory Matters.
   ------------------

   Any ONE of the officers of the Bank listed below under the designation
Group I, or any member of the Legal or Tax Departments of Bank of America NT&SA
- -------
holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of this Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.

3. Not Necessary to Affix Seal; Validity Not Affected by Officer No Longer
   -----------------------------------------------------------------------
   Holding Office.
   --------------

   (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

   (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

4. Officer Group Designations.
   --------------------------

   As used herein the officer designations "Group I" and "Group II" consist of the officers listed below:

   Group I
   -------
   Chairman of the Board
   Vice Chairman
   President
   Chief Executive Officer
   Executive Vice President
   Chief Financial Officer
   Senior Vice President

                              Page 20 of 30 Pages

  Group II
  --------
  Accounting Manager
  Assistant Manager
  Assistant Operations Officer
  Assistant Secretary
  Authorized Officer
  Collections Manager
  Commercial Loan Officer
  Construction Loan Officer
  Credit Administrator
  Credit Review Officer
  Data Processing Supervisor
  General Services Manager
  Human Resources Manager
  Leasing Consultant
  Loan Adjustor
  Loan Officer
  Manager
  Note Supervisor
  Real Estate Appraiser
  Secretary
  Security and Compliance Manager
  Systems Administrator
  Systems Coordinator
  Financial Services Officer
  Customer Service Manager
  Assistant Vice President
  Vice President
  District Operations Officer
  Manager Administrative Services

                                 CERTIFICATION

                                 -------------
  I, Margaret Walsh, an Assistant Secretary of Bank of America Oregon, an
Oregon corporation having its principal place of business in the City of Portland in the State of Oregon, certify that the foregoing is a correct copy of a resolution adopted by the board of directors of this corporation in accordance with the bylaws at a meeting held on January 19, 1994. This resolution is still in effect and has not been amended.

Dated: January 27, 1994

                                             /s/ MARGARET WALSH
                                    -------------------------------------
                                             Assistant Secretary
                                           Bank of America Oregon

                              Page 21 of 30 Pages

                                 CERTIFICATION

                  BANK OF AMERICA ALASKA, NATIONAL ASSOCIATION

   I, GALEN H. SCHMIDT, Assistant Secretary of Bank of America Alaska, National Association, hereby certify the attached General Signing Authorities, are the current Authorities approved for use by the Board of Directors.

   DATED at Anchorage, Alaska, this 19th day of January, 1994.

                                                 /s/ GALEN H. SCHMIDT
                                                 ------------------------
                                                 ASSISTANT SECRETARY

                              Page 22 of 30 Pages

BANK OF AMERICA ALASKA, N.A.

   The facsimile signatures of those authorized to sign on behalf of the bank are presented in this book.

   The names and signature are arranged in alphabetical order, with a separate index of groups. All signatures are valid at any office of the bank in the capacities indicated.

   The general composition of the signature groups used is:

GROUP A

   Chairman of the Board, Vice Chairman of the Board, President, Executive Vice Presidents, Senior vice Presidents, Vice Presidents, Cashier, Secretary, Controller, Deputy controllers and Assistant Vice Presidents.

GROUP B

   Managers, Assistant Managers, Assistant Cashier, Assistant controllers, Commercial Loan Officers, Business Banking Officers, Credit Officers, Finance Officers, International Officers, Managers of Bank Operations, Human Resources Officers, Financial Services Officers and such other official titles not otherwise classified as the Board of Directors may from time to time establish, provided the individuals involved are accorded Group B signing authority in the Authorized Signatures Book.

GROUP C

   Individuals authorized to sign as "Authorized Officers."

GROUP D

   Vice Presidents and Assistant Vice Presidents engaged exclusively in Trust work, Senior Trust Officers, Senior Real Estate Officers and such other official trust titles not otherwise classified, as the Board of directors may from time to time establish, provided, the signatures of such officers are listed in Group D of the Authorized Signatures Book.

GROUP E

   Auditors, Credit Examiners and other designated officers.

GROUP F

   N/A

LETTERS OF CREDIT

   Letters of credit, confirmations or amendments thereto, and acceptances by this bank require TWO signatures from Group A.

                              Page 23 of 30 Pages

DRAFTS

  Drafts issued by any office of this bank on domestic and Canadian correspondents require ONE signature from Group A, B or C.

  Drafts on our correspondents located outside the United States and Canada issued by any office of this bank require either ONE signature from Group A or confirmation by ONE signature from Group A.

  Drafts on our correspondents located outside the United States, drawn under our protection by our correspondent banks and their branches, require confirmation by ONE signature from Group A.

CASHIER'S CHECKS, ETC.

  Manager's checks, cashier's checks, money orders, drafts on ourselves, certification of checks and certificates of deposit require ONE signature from Group A, B or C.

ENDORSEMENTS

  Endorsements of checks, drafts, bills of lading, warehouse receipts, insurance policies, and like items, require ONE signature from Group A or B, or in the case of the Trust division, Group D.

FOREIGN EXCHANGE

  Transactions involving purchase or sale of foreign exchange require ONE signature from Group A or B.

SECURITIES

  Guarantee of signature on stock certificates and on bonds, including registered United States Bonds and the assignment, transfer, release or delivery of securities require ONE signature from Group A, B or D. United States Savings Bond endorsements may be certified by ONE signature from any group. Instructions to Federal Reserve Bank for release of securities require TWO signatures from Group A or ONE signature from Group A together with ONE signature from Group B.

SATISFACTION OF MORTGAGES OR SECURITY INTERESTS

  Satisfaction of a real estate mortgage requires ONE signature from Group A or the signature of a branch manager from Group B, together with a second signature from Group A, B or D.

VERIFICATION OF ACCOUNTS

  Verification and reconcilement of accounts require ONE signature from Group A, B or E.

CORRESPONDENCE

  Instructions for the payment or transfer of funds, confirmation of telegrams relative to transfer of funds, letters of identification, letters of introduction, banker's orders and other letters implying a commitment, will require ONE signature from Group A or B. General correspondence may be signed by ONE signature from any Group.

                              Page 24 of 30 Pages

TRUST DIVISION

  Officer in Group D are authorized to sign Trust Division checks and transact other business on behalf of the Trust Division. Vice Presidents and Assistant Vice Presidents in Group D may use the title "Trust Officer."

  The conveyance of real estate held by the bank in a fiduciary capacity or the transfer, assignment, sale, negotiation, or exchange of securities held by the bank in a fiduciary capacity, requires one signature from Group D together with either the signature of a Vice President, Assistant Vice President, or a Senior Trust Officer from Group D, or the signature of the President or any Vice President from Group D, or the signature of the President or any Vice President from Group A.

  Individuals in Group A, B, C or D are authorized to sign Individual Retirement Account Trust Agreements and related documents.

  The signatures in this book supersede all previous authorizations, but items now in circulation will be protected if in accordance with previous authorizations.

By authority of the Board of Directors

                              Page 25 of 30 Pages

                          ---------------------------

                                 CERTIFICATION

                          ---------------------------

     I, Christine Lundgren, Assistant Secretary of Bank of America Arizona, a corporation organized and existing under and by virtue of the laws of the State of Arizona and having its principal place of business in the City of Phoenix and the County of Maricopa in the State of Arizona, certify that the foregoing is a true and correct copy of a resolution adopted by the Board of Directors in accordance with the bylaws in an action by the board on September 22, 1993.
This resolution is still in effect and has not been amended.

Dated:  January 24, 1994

                                               /s/  CHRISTINE LUNDGREN
                                         -----------------------------------
                                                 Assistant Secretary
                                              Bank of America Arizona

                                Page 26 of 30 Pages

Bank of America Arizona                                  June 1, 1990
Board of Directors                               Amended:July 17, 1990
                                                     Amended:  February 24, 1993
                                                    Amended:  September 22, 1993

                          GENERAL OPERATING RESOLUTION
                          ----------------------------

1.   Accounts, Service Agreements, Interests in Real or Personal Property and
     ------------------------------------------------------------------------
     General Power to Contract.
     ----------------------------

     Except as otherwise specified below,

          any TWO of the officers of Bank of America Arizona ("the Bank") listed below under the designation Group I, or
                                      -------

          any ONE of the officers listed below under the designation Group I in
                                                                     -------
          conjunction with any ONE officer listed below under the designation

          Group II,
          --------

     are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

          (a)  Establishment of accounts
               -------------------------

          to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

          (b)  Investment of funds
               -------------------

          to invest all capital of the Bank in accordance with applicable laws and regulations and as such officers deem appropriate, including without limitation, the investment of funds received by the Bank on or about May 31, 1990, from the Resolution Trust Corporation as partial consideration for certain liabilities of Western Savings and Loan Association, F.A. assumed by the Bank.

          (c)  Service agreements
               ------------------

          to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

                              Page 27 of 30 Pages

          (d)  Interests in real or personal property
               --------------------------------------

          to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, in a fiduciary or representative capacity, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of $1,000,000 or more or the receipt by the Bank of consideration with a value of $1,000,000 or more, prior approval of the Board of Directors shall be required.

          (e)  General power to contract
               -------------------------

          to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of $1,000,000 or more or the receipt by the Bank of consideration with a value of $1,000,000 or more, prior approval of the Board of Directors shall be required.

2.   Regulatory Matters.
     ------------------

     Any ONE of the officers of the Bank listed below under the designation

Group III, or any member of the Legal or Tax Departments of Bank of America
- ---------
NT&SA holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of this Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.

3.   Acting in a Representative or Fiduciary Capacity.
     ------------------------------------------------

     Any ONE of the officers of the Bank listed below under the designation

Group IV is authorized to qualify the Bank to act in any representative,
- --------
fiduciary or other capacity, including the taking of or subscribing to any oath, and the signing, executing or filing of any application, notice, petition, pleading, document, instrument or other writing which the officer deems appropriate in connection with the Bank's performance of its duties in any such capacity.

                              Page 28 of 30 Pages

4. Not Necessary to Affix Seal; Validity Not Affected by Officer No Longer Holding Office.
     ------------------------------------------------------------------------

     (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

     (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

5.   Officer Group Designations.
     --------------------------

     As used herein the officer designations "Group I," "Group II," "Group III" and "Group IV" consist of the officers listed below:

     Group I                           Group III
     -------                           ---------

Chairman of the Board                  Chairman of the Board
President                              President
Senior Vice President                  Secretary
Vice President                         Senior Vice President
Treasurer                              Vice President
                                       Treasurer

     Group II                          Group IV
     --------                          --------

Accounting Manager                     Chairman of the Board
Assistant Manager                      President
Assistant Operations Officer           Senior Vice President
Assistant Secretary                    Vice President
Collections Manager                    Treasurer
Assistant Vice President
Commercial Loan Officer
Construction Loan Officer
Credit Administrator
Credit Review Officer
Data Processing Supervisor
General Affairs Manager
Human Resources Manager
Leasing Consultant
Loan Adjustor

                              Page 29 of 30 Pages

Loan Officer
Manager
Note Supervisor
Operations Officer
Real Estate Appraiser
Secretary
Security Officer
Security and Compliance Manager
Systems Administrator
Systems Coordinator

                              Page 30 of 30 Pages

Board of Directors                            November 1, 1993
BankAmerica Corporation

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION
                   ------------------------------------------


     The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

         the Chairman of the Board
         the Chief Executive Officer
         the President
         any Vice Chairman of the Board
         any Vice Chairman
         the Chief Financial Officer
         the Treasurer
         the Financial Controller
         any Executive Vice President
         any Senior Vice President
         any Vice President
         the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2
                                    -------

         any Assistant Treasurer
         any Assistant Secretary
         any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph
(b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an

Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)  Establishment and use of accounts
     ---------------------------------

     where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)  Borrowing
     ---------

     to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

     (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

    (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

   (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)  Commercial paper
     ----------------

     subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($l00,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (l) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

(d)  Travelers cheques, official checks and money orders
     ---------------------------------------------------

     in addition to and independent of the borrowing authorized in subparagraph
     (b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)  Extending credit
     ----------------

     to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)  Powers of attorney
     ------------------

     to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)  Service agreements
     ------------------

     to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

(h)  Interests in real or personal property
     --------------------------------------

     to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

(i)  General power to contract
     -------------------------

     in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

     3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

 CERTIFICATE

     I, CHERYL SOROKIN, the Secretary of BankAmerica Corporation, a Delaware corporation, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors at a meeting held in accordance with the bylaws on November 1, 1993. This resolution is still in effect.


                                                  /s/ CHERYL SONOKIN
                                          --------------------------------------
                                                       Secretary
                                               BANKAMERICA CORPORATION


Dated:   January 19, 1994
       ------------------

CERTIFICATE

     The undersigned, the duly elected and acting Assistant Secretary of Seafirst Corporation, hereby certifies that the attached is a true and correct copy of the Signing Authority Resolution of Seafirst Corporation adopted by the Board of Directors April 17, 1975, and that said resolution is in full force and effect.

                                       /s/ JOY A. WILKERSON
                                       ______________________________
                                       Joy A. Wilkerson

Dated the 20th day of January, 1994.

RESOLUTION
- ----------


     RESOLVED, that any two officers of SEAFIRST CORPORATION, acting jointly, are authorized to take the following action on behalf of SEAFIRST CORPORATION and in its name:

     1. Vote the shares of common stock in other corporations owned by SEAFIRST CORPORATION, grant proxies to vote such shares and execute "consents to action" by shareholders of such other corporations;

     2. Borrow such sum or sums as may be deemed necessary from any bank or other lender upon such terms as may be deemed appropriate, and, in order to secure payment of such borrowings, pledge, mortgage or grant a security interest in any personal or real property owned by SEAFIRST CORPORATION or in which it has an interest;

     3. Execute and deliver, with or without the corporate seal, any agreement, note or other evidence of indebtedness, pledge, mortgage, security agreement, deed, lease, assignment, bill of sale, guaranty or other undertaking or any other document or instrument relating to or affecting the property or business and affairs of SEAFIRST CORPORATION.

     RESOLVED FURTHER, that any officer, acting alone, is authorized, on behalf of SEAFIRST CORPORATION and in its name, to execute checks, drafts or advices of debit and otherwise effect the withdrawal of funds of SEAFIRST CORPORATION from banks or other depositaries, and to accept drafts and collect, discount, negotiate, endorse and assign, in the name of SEAFIRST CORPORATION, all checks, drafts, notes and other instruments and paper payable to or by SEAFIRST CORPORATION.

     RESOLVED FURTHER, that for purposes of this resolution, the term "officer" shall mean the Chairman of the Board, Chairman of the Executive Committee, Vice Chairman of the Board, President, Secretary, Treasurer, Controller, Executive Vice President, Senior Vice President and any Vice President.

                                  CERTIFICATE

     The undersigned, the duly elected and acting Assistant Secretary of SEATTLE-FIRST NATIONAL BANK, hereby certifies that the attached is a true and correct copy of the General Signature Resolution of SEATTLE-FIRST NATIONAL BANK adopted by the Board of Directors September 20, 1984, and that said resolution is in full force and effect.


                                                   /s/  JOY A. WILKERSON
                                              ______________________________
                                                      Joy A. Wilkerson



Dated the 20th day of January, 1994.

                          SEATTLE-FIRST NATIONAL BANK

                         GENERAL SIGNATURE RESOLUTION

     RESOLVED THAT: Instruments, documents or agreements relating to or affecting the property or business and affairs of this Corporation, or of this Corporation when acting in any representative or fiduciary capacity, may be executed in its name, with or without its corporate seal, by the following Officer or Officers within the scope of the signing authority described herein:

The general composition of the signature groups used is:

Group A:  Executive Officer

Chairman of the Board, President, Vice Chairman of the Board, Executive Vice President, Corporate Secretary and Cashier, or any officer so designated by the Chief Executive Officer.

Group A signers have full signing authority for the Corporation.

Group B:  Banking Officer

All officers involved in general commercial and consumer banking who are granted Group B signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Checks, drafts, money orders, bills of lading, safekeeping receipts, releases of collateral and receipts for securities, money or property paid or delivered; endorsement of notes and other instruments referred to in this section (a); letters of credit, bankers acceptances, authorizations to transfer or receive securities for account of the Corporation at Federal Reserve or correspondent banks, including authority to charge or credit its account, to sign certificates of deposit and to certify checks; also to guarantee signatures, to accept the assignment of registered securities, to sign relevant correspondence.

b. Satisfactions of mortgages and other liens, requests for reconveyances of property held under deeds of trust, and reassignments of any stocks, bonds, notes, leases or any other property held by this Corporation as security for indebtedness.

c. Loan agreements, loan commitments, standby letters of credit, participation agreements,certificates of participation, and repurchase agreements involving amounts not in excess of delegated lending or approval limits unless properly approved by the management of the Corporation.

d. Extensions of the time for payment of any note or other obligation held by this Corporation.

e. Notices of default and of election to sell or cause to be sold the property described in any deed of trust held by this Corporation, execute notices to the Trustee named any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Corporation under any such deed or trust.

f. Claims of this Corporation as a creditor of any decedent, or of a person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceeding, or any other claims of this Corporation in any other type of action or proceeding.

g.   Proxies to vote stock held by this Corporation.

h. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verifications of any such pleading or documents.

i. The "Oath of Officer of Incorporated Company" required by 46 U.S.C.A. 838 and other documents in favor of or affecting this Corporation in connection with the recording of preferred mortgages.

j. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to discharge the duties of their positions.

k. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group C:  Staff Officer

All officers involved in general staff activities who are granted Group C signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to discharge the duties of their positions.

b. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group D:  Trust Officer

All officers involved in trust activities who are granted Group D signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Acceptances of trusts and agencies; Petitions for the appointment of this Corporation in any representative or fiduciary capacity; Certificates of ownership in and any trust held by this Corporation,Cerificates of authentication with respect to bonds, notes, debentures and other obligations issued under corporate mortgages, trust agreements and other indentures; safekeeping receipts; authorization to transfer or receive securities for account of the Corporation at Federal Reserve Bank or Correspondent Banks, including authority to charge or credit its account; Certificates of securities deposited, interim certificates and other certificates for and on behalf of this Corporation as depository or agent; Counter-signatures of bonds, notes, Certificates of stock, voting trust certificates or participation certificates on behalf of this Corporation as transfer agent or registrar; Certificates of cancellation and of cremation of stock, bonds, or other securities; guarantees of signature;checks; proxies to vote stock; all instruments necessary for the purchase, transfer and delivery of all bonds, capital stocks and other personal property held in any fiduciary capacity; or other instruments, documents and papers in connection with the proper management of any fiduciary account; and resignations of this corporation in any representative or fiduciary capacity; pleadings and documents to be filed in any court or other proceeding involving this Corporation; including verifications of any such pleading or documents.

     Also, deeds to real property described in any deed of trust which names this Corporation as Trustee, after a Trustee's sale thereunder in the manner provided by law, or reconveyances of any property held under any deed of trust which names this Corporation as Trustee, and resignations of the Corporation as Trustee under Deed of Trust.

b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to dischare the duties of their positions.

c. Agreements, contracts, purchase orders and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group E:  Audit/Examining Officer

All officers involved in the auditing or examining activities of the Corporation who are granted Group E signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Receipts for statements, verifications of accounts, correspondence and documents related to functions pertaining to auditors and examiners.

b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices, and other internal documents necessary to discharge the duties of their positions.

c. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group F:  Pro Managers

All staff members designated Pro Manager who are granted Group F signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the same documents as listed in Group B, paragraph a, or Group H, paragraph b.

Group G:  Real Estate Officer

All officers involved in general real estate lending or mortgage banking activities who are granted Group G signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Loan commitments, loan agreements, standby letters of credit, interim loan participation agreements, and certificates of participation involving amounts not in excess of delegated lending or approval limits unless properly approved by the management of the Corporation.

b. Extension of the time for payment of any note or other obligation held by the Corporation.

c.   Financial futures contracts not in excess of delegated limits.

d. Agreements to purchase loans, investor commitments and sales under GNMA securities and extensions of time relating thereto solely on final presidential loans not in excess of delegated limits.

e. Loan servicing agreements, permanent loan paticipation agreements and certificates of participation.

f. Deeds, leases, assignments and conveyances of any real or personal property; assignments of loans secured by real property and the related collateral, bills of sale and assignments of personal property, stocks, bonds, or any interest therein.

g. Assignments and satisfactions of mortgages and other liens, requests for reconveyance of property held under deeds of trust and reassignments of any stocks, bonds, notes, leases or any other property held by the Corporation as security for any indebtedness.

h. Notices of default and of election to sell or cause to be sold property described in any deed of trust held by this Corporation, notices to the trustees named in any such deed of trust, and do any other act or sign any other document provided for by law, or which may be necessary, expedient or proper in order to protect or enforce the rights of this Corporation under such deed of trust.

i. Claims of this Corporation as creditor of any decedent, or the person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceeding or any other claim of this Corporation in any other type of action or proceeding.

j. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verifications of any such pleadings or documents.

k. Checks, drafts, bills of lading, receipts for money or property paid or delivered to this Corporation.

l. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

m. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group H:  Real Estate Administrative Officer

All officers involved in mortgage servicing activities who are granted Group H authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Assignments and satisfactions of mortgages and other liens, requests for reconveyance of property held under deeds of trust and reassignments of any stocks, bonds, notes, leases or other property held by this Corporation as security for any indebtedness.

b. Notices of default and of election to sell or cause to be sold property described in any deed of trust held by this Corporation, notices to the trustees named in any such deed of trust, and do any other act or sign any other act or sign any other document provided for by law, or which may be necessary, expedient or property in order to protect or enforce the rights of this Corporation under such deed of trust.

c. Claims of this Corporation as creditor of any decedent, or the person who is a party to any form of proceeding in bankruptcy, insolvency or similar proceedings, or any other claims of this Corporation in any other type of action or proceeding.

d. Pleadings and documents to be filed in any court or other proceeding involving this Corporation, including verification of any such pleadings or documents.

e. Checks, drafts, bills of lading, receipts for money or property paid or delivered to this Corporation.

f. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

g. Agreements, contracts, purchase orders, and leases involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Group I:  Investment Banking/Treasury Officer

All officers involved in investment banking, securities sales and trading, treasury or funding activities who are granted Group I signing authority by the appropriate supervisory officer pursuant to the procedures set forth in the Corporation's Management and Staff Guide may execute the following:

a. Any and all agreements, commitments, notes or other obligations or documents required to transact the investment banking, funding or securities business of this corporation or any and all other agreements, commitments, rates, obligations or documents that are related to and/or an integral part of such businesses, and are not in excess of the limits established by the Chief Executive Officer.

b. Approval of Employee Reimbursement Memo, Sundry Expense Memo, Sundry Recovery Memo, Sundry Loss Memo, invoices and other internal documents necessary to discharge the duties of their positions.

c. Agreements, contracts, purchase orders, and leases (other than those described in paragraph a. above), involving amounts not in excess of the approval level delegated by executive management of the Corporation, except as limited by the need for two signatures.

Facsimile Signatures

Cashier's Checks, Dividend Checks, Expense Checks, and drafts may be signed by a facsimile signature under such terms and conditions as are authorized by the Management Committee.

Documents Requiring Two Signatures

Traveler's letters of credit may not exceed $25,000.00 each (unless specifically advised to Correspondents) and regardless will require two signatures.

Real property deeds, contracts, leases, assignments and other conveyances require two signatures EXCEPT two signatures shall not be required on deeds to real property described in any deed of trust which names this Corporation as Trustee after a Trustee's sale thereunder in the manner provided by law or reconveyances of any property held under any deed of trust which names this Corporation as Trustee, and resignations of the Corporation as Trustee under Deed of Trust.

All contracts, agreements, or other commitments which obligate the Corporation to a total expenditure in excess of $25,000.00 and which involve acquisition by the Corporation of real personal property, services, or third-party financing for its own account require two signatures.

All contracts, agreements, assignments, bills of sale, or other commitments involving the disposition by the Corporation of personal property held for its own account and assigned a book, appraised, or fair market value in excess of $25,000.00 require two signatures.

Officers of Subsidiary Corporations

The Chairman, President, Vice Chairman, or any Executive Vice President may grant signing authority for the Corporation of officers of wholly-owned subsidiary companies in accordance with the signing groups (other than Group A) designated herein.

     FURTHER RESOLVED, that all signing resolutions authorizing Officers or others to sign any documents for or on behalf of this Corporation, heretofore adopted by the Board of Directors, which are inconsistent or in conflict with the foregoing Resolutions, be and they are hereby amended as of September 20, 1984.

Board of Directors                                       June 23, 1992
Bank of America NT&SA



                          GENERAL OPERATING RESOLUTION
                          ----------------------------


1.   Accounts, Service Agreements, Interests in Real or Personal Property and
                                                        ---------------------
     General Power to Contract.
     -------------------------

     Except as otherwise specified below,

          any TWO of the officers of Bank of America National Trust and Savings Association ("the Bank") listed below under the designation Group I,
                                                                      -------
          or

          any ONE of the officers listed below under the designation Group I in
                                                                     -------
          conjunction with any ONE officer listed below under the designation

          Group II,
          --------

     are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

          (a)  Establishment of accounts
               -------------------------

          to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

          (b)  Service agreements
               ------------------

          to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

          (c)  Interests in real or personal property
               --------------------------------------

          to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, or other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount below:

      Amount of Expenditure                  Title of Required
     or Receipt of Consideration              Signing Officer
     ---------------------------        ---------------------------
     $  1,000,000 to 4,999,999          Senior Vice President or
                                         above
      5,000,000 to  24,999,999          Executive Vice President or
                                         above
      25,000,000 or more                Vice Chairman or above;

          (d)  General power to contract
               -------------------------

          to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of an amount in excess of the respective amounts listed below or the receipt by the Bank of consideration with a value in excess of such amounts, at least one of the signing officers must hold the title listed opposite the respective dollar amount shown below:

      Amount of Expenditure                   Title of Required
     or Receipt of Consideration               Signing Officer
     ---------------------------        ----------------------------

      $1,000,000 to  4,999,999          Senior Vice President or
                                         above
      5,000,000 to 24,999,999           Executive Vice President or
                                         above
      25,000,000 or more                Vice Chairman or above

2.   Regulatory Matters.
     ------------------

     Any ONE of the officers of the Bank listed below under the designation

     Group III, or any member of the Legal or Tax Departments of the Bank
     ---------
     holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.

3.   Not Necessary to Affix Seal; Validity Not Affected by Officer No Longer
                                                           -----------------
     Holding Office.
     --------------

          (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

          (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

4.   Officer Group Designations.
     --------------------------

     As used herein the officer designations "Group I," "Group II," "Group III" and "Group IV" consist of the officers listed below:

     Group I                                      Group III
     -------                                      ---------

the Chairman of the Board             the Chairman of the Board
the President                         the President
any Vice Chairman of the Board        any Vice Chairman of the Board
any Vice Chairman                     any Vice Chairman
the Chief Operating Officer           the Chief Operating Officer
the Chief Financial Officer           the Chief Financial Officer
any Group Executive Vice President    any Group Executive Vice
                                       President
any Executive Vice President          any Executive Vice President
any Senior Vice President             any Senior Vice President
any Vice President                    any Vice President
any Assistant Vice President          any Senior Authorized Officer
any Senior Authorized Officer         the Secretary
any Senior Trust Officer
any Trust Officer


     Group II                                     Group IV
     --------                                     --------

the Secretary                         the Chairman of the Board
any Assistant Secretary               the President
any Assistant Cashier                 any Vice Chairman of the Board
                                      any Vice Chairman
                                      the Chief Operating Officer
                                      the Chief Financial Officer
                                      any Group Executive Vice
                                       President
                                      any Executive Vice President
                                      any Senior Vice President
                                      any Vice President
                                      any Assistant Vice President
                                      any Senior Authorized
                                       Officer
                                      any Senior Trust Officer
                                      any Trust Officer

5. The foregoing resolution supersedes the resolution adopted by this Board of Directors on August 1, 1988 as amended, naming the officers of this Bank authorized to act pursuant to the authority above set forth.



                                 CERTIFICATION
                             ---------------------

  I,   Cheryl Sorokin, Secretary of Bank of America National Trust and Savings
     ------------------
Association, a national banking association existing under the laws of the United States of America, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors in accordance with the bylaws at a meeting held on June 23, 1992. This resolution is still in effect.


                                               /s/ CHERYL SOROKIN
                                   -------------------------------------------
                                                  Secretary
                                       BANK OF AMERICA NATIONAL TRUST
                                          AND SAVINGS ASSOCIATION


 Dated:    January 19, 1994
         --------------------

                           --------------------------

                                 CERTIFICATION

                           --------------------------

     I, Christine Lundgren, Assistant Secretary of Bank of America Nevada having its principal place of business in the City of Las Vegas, County of Clark in the State of Nevada, certify that the attached is a correct copy of a resolution adopted by the Board of Directors in accordance with the bylaws at a meeting held on October 26, 1993. This resolution is still in effect.

Dated:  January 20, 1994

                                                 /s/ CHRISTINE LUNDGREN
                                        ---------------------------------------
                                                   Assistant Secretary
                                                 Bank of America Nevada

BANK OF AMERICA NEVADA                                  APRIL 27, 1993
Board of Directors                           Amended:  OCTOBER 26, 1993

                          GENERAL OPERATING RESOLUTION
                          ----------------------------

1. Accounts, Service Agreements, Interests in Real or Personal Property and
   ------------------------------------------------------------------------
   General Power to Contract.
   ----------------------------

   Except as otherwise specified below,

      any TWO of the officers of BANK OF AMERICA NEVADA ("the Bank") listed below under the designation Group I, or
                                  -------

      any ONE of the officers listed below under the designation Group I in
                                                                 -------
      conjunction with any ONE officer listed below under the designation Group
                                                                          -----
      II,
      --

  are authorized to make, execute, deliver, amend and terminate, in the name and on behalf of the Bank any and all contracts, instruments, documents, agreements and other writings, and to perform any and all acts in the name and on behalf of the Bank as are deemed by the officers to be appropriate in connection with any of the activities set forth below:

      (a)  Establishment of accounts
           -------------------------

      to establish and maintain with any other financial institutions, checking, time deposit, and other bank accounts, upon such terms and conditions as such officers deem appropriate;

      (b)  Investment of funds
           -------------------

      to invest all capital of the Bank in accordance with applicable laws and regulations and as such officers deem appropriate, including without limitation, the investment of funds received by the Bank;

      (c)  Service agreements
           ------------------

      to enter into service agreements, with the parent, affiliates, direct or indirect subsidiaries of the Bank, any other banks, persons, firms, corporations or other entities, whereunder personnel, facilities or services will be made available by or to the Bank;

      (d)  Interests in real or personal property
           --------------------------------------

      to purchase, accept, lease, sell, transfer, grant, license and encumber interests, whether as security or otherwise, which the Bank has or may by such means acquire in real or personal property, whether acquired in the name of the Bank as owner, as the holder of any security interest, in a fiduciary or representative capacity, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto; provided, however, that for any purchase, lease or sale of real or personal property involving the expenditure by the Bank of $1,000,000 or more or the receipt by the Bank of consideration with a value of $1,000,000 or more, prior approval of the Board of Directors shall be required.

      (e)  General power to contract
           -------------------------

      to enter into other contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to, or for the Bank, contracts and agreements providing for the purchase, sale or other disposition of assets by the Bank, and to execute and deliver instruments, documents, agreements, contracts, and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of the Bank; provided, however, that for any such contract, lease or agreement involving the expenditure by the Bank of $1,000,000 or more or the receipt by the Bank of consideration with a value of $1,000,000 or more, prior approval of the Board of Directors shall be required.

2.  Regulatory Matters.
    ------------------

  Any ONE of the officers of the Bank listed below under the designation Group
                                                                         -----
III, or any member of the Legal or Tax Departments of Bank of America NT&SA
- ---
holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of this Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member.

3.  Acting in a Representative or Fiduciary Capacity.
    ------------------------------------------------

  Any ONE of the officers of the Bank listed below under the designation Group
                                                                         -----
IV is authorized to qualify the Bank to act in any representative, fiduciary or
- --
other capacity, including the taking of or subscribing to any oath, and the signing, executing or filing of any application, notice, petition, pleading, document, instrument or other writing which the officer deems appropriate in connection with the Bank's performance of its duties in any such capacity.

4. Not Necessary to Affix Seal; Validity Not Affected by Officer No Longer
   -----------------------------------------------------------------------
  Holding Office.
  ----------------------------

  (a) In the execution for the Bank in any capacity of any contract, instrument, document, agreement or other writing, it shall not be necessary to affix the seal of the Bank and such execution shall have the same force and effect as if such seal had been affixed.

  (b) The validity of any contract, instrument, document, or other writing executed by an officer of the Bank and delivered by or on behalf of an officer of the Bank in accordance with this resolution shall not be affected by the failure, at the time of delivery, of the officer who executed the document to hold the office held at the time of execution.

5.  Officer Group Designations.
    --------------------------

  As used herein the officer designations "Group I," "Group II," "Group III" and "Group IV" consist of the officers listed below:

  Group I                         Group III
  -------                         ---------

Chairman of the Board             Chairman of the Board
President                         Executive Vice President
Executive Vice President          President
Senior Vice President             Secretary
Vice President                    Senior Vice President
Treasurer                         Vice President
                                  Treasurer



  Group II                        Group IV
  --------                        --------

Accounting Manager                Chairman of the Board
Assistant Manager                 President
Assistant Operations Officer      Executive Vice President
Assistant Secretary               Senior Vice President
Collections Manager               Treasurer
Assistant Vice President          Vice President
Senior Authorized Officer
Commercial Loan Officer
Construction Loan Officer
Credit Administrator
Credit Review Officer
Data Processing Supervisor
General Affairs Manager
Human Resources Manager
Leasing Consultant
Loan Adjustor
Loan Officer
Manager
Note Supervisor
Operations Officer
Real Estate Appraiser
Secretary
Security and Compliance Manager
Systems Administrator
Systems Coordinator
Authorized Officer

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